Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE TAIWANESE FOOD AND DRUG ADMINISTRATION (TFDA) APPROVED INSIGHTEC’S EXABLATE NEURO FOR THE TREATMENT OF ESSEENTIAL TREMOR

Tel Aviv, Israel, November 23, 2017, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, that Insightec Ltd. (“Insightec”) informed that the Taiwanese Food and Drug Administration (TFDA) has approved its Exablate Neuro system for the treatment of essential tremor in patients who do not respond to medication.

Exablate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions. The treatment is done under Magnetic Resonance Imaging (MRI) guidance which provides real-time imaging and temperature monitoring. Due to its non-invasive nature, the treatment carries minimal risk of surgical complications such as infections or bleeding. The treatment is performed in a single session with no anesthesia, allowing patients to experience immediate tremor improvement.

The approval was based on data from a randomized, double-blind clinical study conducted in eight medical centers in North America and Asia. The study demonstrated the safety and efficacy of Exablate Neuro.

The Company holds approximately 89.64% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.64% on a fully diluted basis) which, in turn, holds approximately 31% of the share capital in Insightec (25% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com